SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D.C. 20549

                                         FORM 11-K

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT  OF  1934
    For  the  fiscal  year  ended  December  30,  1999

                                            OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



    Commission  file  number:    1-3034

                               NORTHERN STATES POWER COMPANY

                               EMPLOYEE STOCK OWNERSHIP PLAN

                        NORTHERN STATES POWER COMPANY (the "Company")

                                     414 NICOLLET MALL
                               MINNEAPOLIS, MINNESOTA 55401

                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    _________

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       as of December 30, 1999 and 1998
ASSETS:                                                          1999             1998
                                                             ------------     ------------
  Noninterest-bearing cash                                              $2             $1
  Receivables:
   Participant contributions
                                                                     2,780          2,437
   Dividends and interest                                        4,083,162      4,094,137

  Interest-bearing cash investments                                  7,009          2,952

  Investment  in  Northern  States  Power  Company
   common stock                                                224,569,161    317,884,185
                                                               -----------    -----------

     TOTAL ASSETS                                              228,662,114    321,983,712
                                                               -----------    -----------

LIABILITIES:
  Loans and interest payable to Northern States Power Company   11,749,808     18,705,184
                                                                ----------     ----------
     TOTAL LIABILITIES                                          11,749,808     18,705,184

     NET ASSETS AVAILABLE FOR BENEFITS                        $216,912,306   $303,278,528
                                                              ============   ============

See  accompanying  notes  to  financial  statements.

                          NORTHERN STATES POWER COMPANY
                          EMPLOYEE STOCK OWNERSHIP PLAN
                                    _________

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 30, 1999


Contributions:
  Employers                                                         $4,249,862
  Participants                                                          29,999
                                                              ----------------
   TOTAL CONTRIBUTIONS                                               4,279,861
                                                              ----------------

Investments income (loss):
  Earnings on interest-bearing cash                                      4,149

  Dividends on Northern States Power Company common stock           16,261,897

  Net  gain  on  sale  of  assets                                    5,384,248

  Unrealized depreciation of assets                                (93,507,993)
                                                              -----------------
     TOTAL INVESTMENT GAIN (LOSS)                                  (71,857,699)
                                                              -----------------

Other Deductions:
 Benefit  payments  made  directly  to  participants
  or beneficiaries                                                  17,981,109
 Interest expense                                                      804,103
 Administrative and other                                                3,172
                                                              ----------------
     TOTAL OTHER DEDUCTIONS                                         18,788,384
                                                              ----------------

     NET DECREASE                                                  (86,366,222)

NET  ASSETS  AVAILABLE  FOR  BENEFITS:
 Beginning of year                                                 303,278,528
                                                              ----------------
 End of year                                                      $216,912,306
                                                              ================

See  accompanying  notes  to  financial  statements.

                         NORTHERN  STATES  POWER COMPANY
                        EMPLOYEE  STOCK  OWNERSHIP  PLAN
                          (EIN:  41-0448030  PN:  002)

                         NOTES  TO  FINANCIAL  STATEMENTS


1.          Summary  of  Significant  Accounting  Policies
            ----------------------------------------------

     Investments  -  Substantially  all investments of the Northern States Power
     -----------
Company Employee Stock Ownership Plan (the "Plan") consist of common stock of Northern States Power Company (Minnesota) (the "Company") and are carried at fair value. The Plan recognizes unrealized appreciation or depreciation in the market value of Company shares, which is determined using the year-end closing market price. Realized appreciation or depreciation is recognized by the Plan upon distribution of individual account balances to participants or beneficiaries. The cost of stock distributed is determined on the average cost basis.

     Use  of  Estimates  - In recording transactions and balances resulting from
     ------------------
Plan activity, the Plan uses estimates based on the best information available. Estimates are used for such items as interest and dividends receivable. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, Plan operating results can be affected by revisions to prior estimates.

     Risks  and Uncertainties - Because the Plan's assets and income sources are
     ------------------------
concentrated largely in Company common stock, changes in the values of Company stock could occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

     Other  -  The  Plan  follows  the  accrual  basis  of  accounting.    Most
     -----
administrative expenses of the Plan are paid by the Company or its subsidiaries, except that terminating participants who, at their election, desire an early and additional distribution of their accounts are charged a fee by the Company to partially offset the added administrative cost for two distributions.


2.          Plan  Description
            -----------------

     The following brief description of the Plan is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     General  -  Adopted  in  1975,  the Plan is a defined contribution employee
     -------
benefit plan which provides eligible employees of the Company and its participating subsidiaries (collectively the "Companies") with the opportunity to acquire ownership of common stock of the Company, without reduction in pay or other benefits. Eligible participants may purchase additional Company common stock under the Plan by making after-tax contributions. The Plan covers substantially all of the employees of the Companies.

     Funding  - Assets of the Plan are maintained in a trust.  The Companies can
     -------
make contributions to the Plan at their discretion. Generally, the Company makes contributions (on behalf of the Companies) to the extent that tax savings are realized by the Companies as a result of the use of the dividends received by the Plan to repay loans, as discussed below. Shares purchased with contributions made by the Company are allocated



Page  3

NORTHERN  STATES  POWER  COMPANY
Employee  Stock  Ownership  Plan
(EIN:  41-0448030  PN:  002)


     to the eligible active participants' accounts in the proportion that the participants' covered compensation bears to the covered compensation of all eligible participants, excluding compensation in excess of $200,000, as limited under the Internal Revenue Code 401(a)(17). Since 1977, the Plan has also provided for voluntary savings contributions to be made by eligible employees through payroll deductions which are not matched by the Companies under current Plan provisions.

     Benefits  -  Each  participant  is  fully vested in all of the common stock
     --------
allocated to the participant's account. Participant accounts can be distributed to participants in the plan year following retirement or other termination of employment with the Companies. Qualifying participants may accelerate or delay distribution after termination of employment. The Plan also permits limited in-service withdrawals of amounts attributable to employee contributions, but some withdrawals are available only to satisfy qualifying hardships.

     Loans - The Plan is designed so that loans may be taken out by the Plan and
     -----
the proceeds used to purchase shares of Company common stock. (See Note 6 for further discussion of Plan loans.) Dividends received for unallocated shares and for certain shares allocated to active participants are used to repay the loans. As the dividends for shares allocated to participant accounts are applied to the loan, the shares purchased with the loan proceeds are allocated to the individual accounts of the active participants whose dividends were used, as though the dividends were used to purchase stock on the open market, but at the price per share of the shares acquired with the loan proceeds, if that price is lower than the current market price. Dividends are applied to loan repayments  before  any  contributions  by  the  Companies  are  applied.

     Plan  Termination  -  There  is  no  specified  term  for the Plan, and the
     -----------------
Employer has not expressed any intent to terminate the Plan. However, the employer may terminate the Plan at any time in accordance with the provisions of the Employee Retirement Income Security Act (ERISA).


3.          Federal  Income  Tax
            --------------------

     The Plan has been determined by the Internal Revenue Service (IRS) to be a qualified plan under Section 401(a) of the Internal Revenue Code (the "Code"). As a result, any income earned by the Plan is exempt from federal income tax. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code to maintain compliance with Section 401(a). In September 1995, the Company received a favorable determination letter from the IRS reaffirming the Plan's status as a qualified plan under section 401(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     As long as the Plan remains a qualified plan, participants are not subject to income tax on amounts contributed by the Companies or any income received by the Plan until a distribution is received from the Plan. Participants may not claim a deduction on their Federal income tax return for any employee contributions. Distributions in excess of the participant's contributions will usually be taxed as ordinary income. However, if common stock is distributed, the portion of the value representing unrealized appreciation while held in the Plan, may not, under certain circumstances, be subject to immediate tax. Participants of age 50 or older as of January 1, 1986 may elect 10-year averaging at pre-1987 income tax rates or 5-year averaging at current rates. Through tax year 1999, other participants may elect a one time only 5-year averaging option for lump sum distributions received after the participant attains age 59 1/2.


Page  4
NORTHERN  STATES  POWER  COMPANY
Employee  Stock  Ownership  Plan
(EIN:  41-0448030  PN:  002)

4.  Changes In Unrealized Appreciation (Depreciation) Of Company Common Stock
    -------------------------------------------------------------------------
                                                               Fair Market       Unrealized
                                    Shares        Cost            Value         Appreciation
                                  ----------  ------------    -------------     ------------

Balance, December 30, 1998        11,455,286   $199,573,457   $317,884,185      $118,310,728
Purchases                            545,103     12,789,830     12,789,830
Distributions                       (736,732)   (12,596,861)   (17,981,109)       (5,384,248)
Unrealized depreciation, net of                                (88,123,745)      (88,123,745)
 realized appreciation
                                  ----------   ------------    ------------     ------------
Balance,  December  30,  1999     11,263,657   $199,766,426    $224,569,161      $24,802,735
                                  ==========   ============    ============     ============

     The fair value per share of the Company's common stock at December 30, 1999 and December 31, 1998 was $19 15/16 and $27 3/4 per share, respectively.


5.          Allocation  of  Plan  Investments
            ---------------------------------

     The Plan's cash investments are not allocated to participants. The Plan's investments in Company common stock were allocated to participants' accounts at December 30, 1999 and 1998 as follows:

                              1999                             1998
                              ----                             ----
                    Allocated      Unallocated       Allocated      Unallocated
                    ---------      -----------       ---------      -----------


Number of Shares    10,621,725         641,932       10,593,058         862,228
Market Value      $211,770,642     $12,798,519     $293,957,359     $23,926,826
Cost              $183,733,855     $16,032,571     $176,577,641     $22,995,816


6.          Related  Party  Transactions
            ----------------------------

     Transactions  with  the  Company  - Common stock dividends relate solely to
     --------------------------------
Company shares held by the Plan. Receivables include dividends on Company stock payable to the Plan of $4,083,076 and $4,094,077 at December 30, 1999 and 1998, respectively. Employer contributions for the 1999 plan year were based on tax savings realized by the Company.

     Loan  Payable  -  In  April  1998,  September 1996 and March 1995, the Plan
     -------------
entered  into  respective  $15,000,000  term loan agreements with the Company as permitted by the Trust Agreement between the Trustee and the Company. The proceeds of the loans were used to purchase the Company's common stock. The Company correspondingly obtained $15,000,000 in unsecured bank loans to finance the loans to the Plan on a long-term basis. The agreements with the Company provide for the Plan's loans to be repaid coincidentally with the Company's bank loans, in quarterly installments over approximately seven years. Loan payments in the amount of $7,759,478 and $7,030,313 were made during the years ended December 30, 1999 and 1998, respectively. The loans bear interest at a variable rate which is adjusted quarterly, based on changes in London Interbank Offered Rates (LIBOR). At December 30, 1999 the interest rate was 6.4 percent on the 1998 loan, 6.4 percent on the 1996 loan, and 5.8 percent on the 1995 loan.




Page  5
NORTHERN  STATES  POWER  COMPANY
Employee  Stock  Ownership  Plan
(EIN:  41-0448030  PN:  002)


7.          Reconciliation  of  Financial  Statements  to  Form  5500
            ---------------------------------------------------------

     As required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of
1974, on the Plan's Form 5500 report the net asset amounts allocable to withdrawing participants are recorded as a liability based on benefit claims that have been processed and approved for payment prior to December 30 but have not yet been paid as of that date. As required by generally accepted accounting principles, on the accompanying financial statements such amounts are recorded as paid. At December 30, 1999 and 1998 there were no benefits payable to withdrawing participants.

NORTHERN  STATES  POWER  COMPANY
Employee  Stock  Ownership  Plan
(EIN:  41-0448030  PN:  002)
ITEM  27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 30, 1999

IDENTITY  OF  ISSUE      DESCRIPTION  OF  INVESTMENT         COST       CURRENT  VALUE
-------------------      ---------------------------         ----       --------------

*Northern States Power   Common  Stock  -  Par  $2.50     $199,766,426   $224,569,161
 Company

First  Bank  N.A.        First American Institutional
                         Money  Fund                             7,009          7,009
                                                                 -----          -----

                                                          $199,773,435   $224,576,170
                                                          ============   ============
*Party  in  interest  to  the  Plan.

NORTHERN  STATES  POWER  COMPANY
Employee  Stock  Ownership  Plan
(EIN:  41-0448030  PN:  002)
ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS FOR THE YEAR ENDED
              DECEMBER 30, 1999


(a) Identity of  (b) Description                (c) Total Value     (d) Total  Value      (h) Current      (i)  Net  Gain
Party  Involved  of  Transaction                  of Purchases            of Sales           Value            or (loss)
---------------  ---------------                ---------------     ----------------      -----------      --------------

Series  of  Transactions  -  Security  of  the  Same  Issue
-----------------------------------------------------------

Northern  States   Purchases  and  Sales  of
Power  Company     NSP  Common  Stock  by
Common  Stock      the  Plan                           $12,789,830

First  Bank  N.A.  Purchases  and  sales  of
                   First  American
                   Institutional  Money  Fund          $10,660,465        $10,656,408                               $0

Series  of  Transactions  -  Same  Person
-----------------------------------------

Northern  States   Northern  States  Power  Co.
Power  Company     Common  Stock  Dividends,
                   Employer  Contribution,  and
                   Purchase  of  Common  Stock
                   from  Northern  States  Power
                   Company                                                                   $33,300,516

                              REPORT  OF  INDEPENDENT  ACCOUNTANTS
                              ------------------------------------

To the Participants and Administrator of the Northern States Power Company
Employee  Stock  Ownership  Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northern States Power Company Employee Stock Ownership Plan (the Plan) at December 30, 1999 and 1998, and the changes in its net assets available for benefits  for  the  year  ended  December 30, 1999, in conformity with generally
accepted  accounting  principles.    These  financial  statements  are  the
responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information provided in Items 27a and 27d is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental items have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/

PricewaterhouseCoopers  LLP
Minneapolis,  Minnesota
June  27,  2000

                                               SIGNATURE
                                               ---------

As permitted under Form 11-K rules, the Company's Employee Stock Ownership Plan is filing plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Company's Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Northern  States  Power  Company
                                            Employee  Stock  Ownership  Plan
                                            --------------------------------
                                                        (Registrant)

                                             By            /s/
                                            ---------------------------------
                                            Roger  D.  Sandeen
                                            Vice  President  and  Controller
June  27,  2000                             Northern  States  Power  Company